**RELIANCE Infrastructure**
Anil Dhirubhai Ambani Group

RECEIVED
2009 DEC -4 A 6:01

**Reliance Infrastructure Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

09047439

November 30, 2009

**Exemption No : 82-35008**

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted letters dated November 30, 2009, furnishing the Limited Review Report on the financial results of the company for the quarter ended September 30, 2009 to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

**RELIANCE Infrastructure**
Anil Dhirubhai Ambani Group

**Reliance Infrastructure Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

November 30, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
**BSE Scrip Code: 500390**
email: Corp.relations@bseindia.com

Dear Sirs,

Sub: **Limited Review Report for the quarter ended September 30, 2009**

Pursuant to Clause 41 of the Listing Agreement, we enclose a copy of the Limited Review Report for the quarter ended September 30, 2009, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl:

Reliance Infrastructure
Anil Dhirubhai Ambani Group

**Reliance Infrastructure Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

November 30, 2009

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax: 2659 8237/38
**NSE Symbol: RELINFRA**
email: cmlist@nse.co.in

Dear Sirs,

Sub: **Limited Review Report for the quarter ended September 30, 2009**

Pursuant to Clause 41 of the Listing Agreement, we enclose a copy of the Limited Review Report for the quarter ended September 30, 2009, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl:

LIMITED REVIEW REPORT
TO THE BOARD OF DIRECTORS OF RELIANCE INFRASTRUCTURE LIMITED

1. We have reviewed the accompanying statement of 'Un-audited standalone financial results for the quarter and half year ended September 30, 2009 (the 'Statement') in which are incorporated the results for the quarter and half year ended September 30, 2009 ('interim financial information') of Reliance Infrastructure Limited (the 'Company') prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India, which has been initialled by us for identification purposes. This Statement is the responsibility of the Company's management and has been approved by the Board of Directors/Committee of Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2. We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, "Engagements to Review Financial Statements" issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement.

3. A review is limited primarily to inquiries of Company's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

4. Based on our review conducted as above, nothing has come to our attention that causes us to believe that the Statement prepared, fairly in all material respects, in accordance with the Accounting Standards notified pursuant to the Companies (Accounting Standards) Rules, 2006 as per Section 211(3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement and Clause 4 of the Listing Agreement for debt securities including the manner in which it is to be disclosed, or that it contains any material misstatement.

5. Further, we also report that we have traced the number of shares as well as the percentage of shareholdings in respect of the aggregate amount of public shareholdings, as well as that of the promoters and promoter group (both pledged/encumbered and non-encumbered), as disclosed in aforesaid Statement in terms of Clause 35 of the Listing Agreement, from the representations and other records and information and explanations given to us by the Company's management, and found the same to be in accordance therewith.

For **Price Waterhouse**
Chartered Accountants

**Partha Ghosh**
Partner
Membership No. F55913

Date: October 31, 2009
Place: Mumbai

For **Chaturvedi & Shah**
Chartered Accountants

**C. D. Lala**
Partner
Membership No. F35671

Date: October 31, 2009
Place: Mumbai

# RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

website:www.rinfra.com

**unaudited financial results for the quarter and half year ended September 30, 2009**

(Rs. crore)

| Sr. No. | Particulars | 3 months ended | | 6 months ended | | Year ended |
|---|---|---|---|---|---|---|
| | | 30-Sep-09 | 30-Sep-08 | 30-Sep-09 | 30-Sep-08 | 31-03-2009 (Audited) |
| 1 | (a) Net sales of Electrical Energy (Refer Note No 3) | 1,643.80 | 2,000.87 | 3,499.09 | 3,764.60 | 7,183.09 |
| | (b) Income from EPC and Contracts Division | 928.08 | 433.94 | 1,480.01 | 868.32 | 2,436.76 |
| | (c) Other Operating Income | 77.68 | 38.42 | 116.79 | 130.60 | 248.76 |
| | **Total Operating Income** | 2,649.56 | 2,473.23 | 5,095.89 | 4,763.52 | 9,868.61 |
| 2 | Expenditure | | | | | |
| | (a) Cost of Electrical Energy purchased | 881.08 | 1,217.70 | 1,865.92 | 2,299.97 | 4,253.99 |
| | (b) Cost of Fuel | 305.59 | 307.43 | 629.01 | 604.22 | 1,166.78 |
| | (c) Tax on Sale of Electricity | 39.90 | 41.60 | 82.15 | 78.65 | 152.96 |
| | (d) Cost of Materials and Sub-contract Charges (EPC and Contracts) | 811.60 | 331.39 | 1,252.34 | 688.50 | 1,966.49 |
| | (e) Employees Cost | 161.01 | 137.21 | 315.95 | 261.72 | 536.62 |
| | (f) Depreciation | 73.96 | 62.00 | 146.15 | 123.22 | 244.88 |
| | (g) Other Expenditure | 137.46 | 160.71 | 338.09 | 267.45 | 760.84 |
| | **Total Expenditure** | 2,410.60 | 2,258.04 | 4,629.61 | 4,323.73 | 9,082.56 |
| 3 | **Profit from operations before Other Income (net) and Interest** | 238.96 | 215.19 | 466.28 | 439.79 | 786.05 |
| 4 | Other Income (net) | 163.26 | 201.63 | 407.44 | 311.91 | 737.88 |
| 5 | **Profit before Interest** | 402.22 | 416.82 | 873.72 | 751.70 | 1,523.93 |
| 6 | Interest and Finance Charges | 73.96 | 65.28 | 177.62 | 142.70 | 330.50 |
| 7 | **Profit from Ordinary Activities before tax** | 328.26 | 351.54 | 696.10 | 609.00 | 1,193.43 |
| 8 | Provision for Taxation : | | | | | |
| | - Current Tax | 68.00 | 43.07 | 121.00 | 73.07 | 175.75 |
| | - Deferred Tax | (2.62) | 18.00 | (5.86) | 20.50 | (54.56) |
| | - Fringe Benefit Tax | (1.50) | 1.50 | - | 3.00 | 5.70 |
| | - Tax adjustment for earlier years (net) | (42.52) | - | (42.52) | (29.08) | (72.34) |
| 9 | **Net Profit for the period** | 306.90 | 288.97 | 623.48 | 541.51 | 1,138.88 |
| 10 | Paid-up Equity Share Capital (Face Value of Rs. 10 per Share) | 225.31 | 230.91 | 225.31 | 230.91 | 226.06 |
| 11 | Reserves including Statutory Reserves excluding Revaluation Reserves | | | | | 10,308.14 |
| 12 | Earnings Per Share (* not annualised) | | | | | |
| | (a) Basic (Rs.) | 13.62 * | 12.49 * | 27.67 * | 23.32 * | 49.45 |
| | (b) Diluted (Rs.) | 13.37 * | 12.26 * | 27.10 * | 22.89 * | 48.54 |
| 13 | Debt Service Coverage Ratio | | | 0.63 | | |
| 14 | Interest Service Coverage Ratio | | | 6.81 | | |
| 15 | Aggregate of Public Shareholding | | | | | |
| | - Number of Shares | 140,241,616 | 145,841,616 | 140,241,616 | 145,841,616 | 141,395,121 |
| | - Percentage of Shareholding | 62.26 | 63.17 | 62.26 | 63.17 | 62.44 |
| 16 | Promoter and promoter group shareholding | | | | | |
| | a) Pledged/Encumbered | | | | | |
| | - Number of shares | 8,568,576 | | 8,568,576 | | 37,238,281 |
| | - Percentage of shares (as a % of the total shareholding of promoter and promoter group) | 10.08 | | 10.08 | | 43.79 |
| | - Percentage of shares (as a % of the total share capital of the Company) | 3.80 | | 3.80 | | 16.45 |
| | b) Non-encumbered | | | | | |
| | - Number of shares | 76,460,070 | | 76,460,070 | | 47,790,365 |
| | - Percentage of shares (as a % of the total shareholding of promoter and promoter group) | 89.92 | | 89.92 | | 56.21 |
| | - Percentage of shares (as a % of the total share capital of the Company) | 33.94 | | 33.94 | | 21.11 |

Reliance Infrastructure Limited Mumbai

Chaturvedi & Shah Chartered Accountants Mumbai

**For Identification**
**Price Waterhouse**

# RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
website:www.rinfra.com

**segment-wise revenue, results and capital employed**

(Rs. crore)

| Sr. No. | Particulars | 3 months ended | | 6 months ended | | Year ended |
|---|---|---|---|---|---|---|
| | | 30-Sep-09 | 30-Sep-08 | 30-Sep-09 | 30-Sep-08 | 31-03-2009 (Audited) |
| 1 | **Segment Revenue** | | | | | |
| | - Electrical Energy | **1,675.36** | 2,029.44 | **3,555.85** | 3,875.81 | **7,369.64** |
| | - EPC and Contracts Division | **974.20** | 443.79 | **1,540.04** | 887.71 | **2,498.97** |
| | **Total** | **2,649.56** | 2,473.23 | **5,095.89** | 4,763.52 | **9,868.61** |
| | **Less** : inter Segment Revenue | - | - | - | - | - |
| | **Net Sales / Income from Operations** | **2,649.56** | 2,473.23 | **5,095.89** | 4,763.52 | **9,868.61** |
| 2 | **Segment Results** | | | | | |
| | Profit before Tax and Interest from each segment : | | | | | |
| | - Electrical Energy | **148.26** | 180.54 | **325.14** | 367.93 | **624.24** |
| | - EPC and Contracts Division | **91.81** | 35.26 | **145.91** | 82.64 | **204.24** |
| | **Total** | **240.07** | 215.80 | **471.05** | **450.57** | **828.48** |
| | - Interest and Finance Charges | **(73.96)** | (65.28) | **(177.62)** | (142.70) | **(330.50)** |
| | - Interest Income | **72.00** | 86.61 | **108.75** | 205.68 | **338.81** |
| | - Other un-allocable Income net of expenditure | **90.15** | 114.41 | **293.92** | 95.45 | **356.64** |
| | **Profit before Tax** | **328.26** | 351.54 | **696.10** | 609.00 | **1,193.43** |
| 3 | **Capital Employed** | | | | | |
| | - Electrical Energy | **5,262.90** | 4,391.69 | **5,262.90** | 4,391.69 | **5,117.78** |
| | - EPC and Contracts Division | **303.03** | (802.34) | **303.03** | (802.34) | **155.06** |
| | - Unallocated Corporate Assets (net) | **7,899.03** | 8,184.78 | **7,899.03** | 8,184.78 | **6,634.60** |
| | **Total** | **13,464.96** | 11,774.13 | **13,464.96** | 11,774.13 | **11,907.44** |

For Identification
Price Waterhouse

Notes:

1. The final determination in the matter of Standby Charges payable to The Tata Power Company Limited (TPC) is pending listing with the Supreme Court for final hearing. The Company has so far fully accounted the liability of Rs. 515.60 crore as determined earlier by Maharashtra Electricity Regulatory Commission (MERC).

2. The final determination in respect of the claim by TPC of Rs. 323.87 crore, along with interest based on the Orders passed by MERC / Appellate Tribunal Electricity (ATE) towards difference in energy charge and minimum offtake charges for energy supplied by TPC at 220 kV interconnection is pending before Supreme Court for final hearing.

3. (a) The tariff to be levied effective with effect from June 1, 2009 by the Company has been increased for certain categories by MERC by its order dated June 15, 2009 (new tariff order). However, MERC has by its order dated July 15, 2009 temporarily stayed implementation of the increased tariffs sanctioned by it in respect of certain consumer categories, while directing that the tariff reductions specified in its new tariff order be given effect to. In accordance with the principle of prudence and as a conservative measure, the Company has not accrued the additional net sales of electrical energy of Rs. 62.77 crore and Rs. 58.24 crore for the quarter and half year ended September 30, 2009, respectively, to which it is entitled as per the new tariff order. If these sales had been taken into account, the profit before tax for the quarter and six months ended September 30, 2009 would have been higher to that extent.

   (b) Unbilled / unrecovered Fuel Adjustment Charges (FAC) have been accrued considering base energy costs as per new tariff order and revenue in respect of unrecovered power purchase / fuel expenses have been accrued considering base energy costs as per the previous tariff order. Both of these if not recovered in the current year, would be recovered through future tariff determination in accordance with the electricity regulations.

4. The Scheme of Restructuring envisaging transfer of various operating divisions of the Company, namely Dahanu thermal power station division, Goa and Samalkot power station division, power transmission division, power distribution division ( together considered under electrical segment), toll roads division and real estate division (together considered under other operations segment) to its respective resulting six wholly owned subsidiaries has since been sanctioned by the Bombay High Court subject to Company getting requisite approvals and the same has been filed with the Registrar of Companies on September 14, 2009. The Scheme will be effective only on receipt of requisite approvals which are awaited.

5. During the quarter ended September 30, 2009 the Company has made a preferential offer of 4.29 crore warrants to one of the promoters, AAA Project Ventures Private Limited. The warrant holder will be entitled to apply for one equity share of the Company of Rs. 10 each at a premium of Rs. 918.89 per share, per warrant at any time after October 9, 2009 but on or before 18 months from the date of allotment of warrants. The Company has received Rs. 986.00 crore as subscription money for the warrants.

6. During the quarter, Reliance Airport Developers Pvt. Ltd., Latur Airport Pvt. Ltd., Baramati Airport Pvt. Ltd., Nanded Airport Pvt. Ltd., Yavatmal Airport Pvt. Ltd., Osmanabad Airport Pvt. Ltd., Reliance Cementation Pvt. Ltd., Reliance Cement & Infra Pvt. Ltd., Reliance Cement Corporation Pvt. Ltd. and Reliance Cement Works Pvt. Ltd. have become subsidiaries / step down subsidiaries of the Company.

7. There were no exceptional / extraordinary items during the quarter and half year ended September 30, 2009.

8. Ratios have been computed as under:
   - Debt Service Coverage Ratio = Earnings before Interest and Tax / (Interest on Long Term Debt + Principal Repayment of Long Term Debt)
   - Interest Service Coverage Ratio = Earnings before Interest and Tax / Interest Expense

9. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2009: opening: Nil; additions: 82; disposals: 82; closing: Nil

10. The aforesaid financial results were reviewed by the Audit Committee of the Board at its meeting held on October 31, 2009 and subsequently approved by the Board of Directors on the same date. The statutory auditors of the Company have carried out a "Limited Review" of the above financial results of the Company, as per the listing agreement entered into with the stock exchanges in India.

11. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For Identification
Price Waterhouse

Chaturvedi & Shah, Chartered Accountants, Mumbai

For and on behalf of the Board of Directors

Anil D. Ambani
Chairman

Place: Mumbai
Date: October 31, 2009

Reliance Infrastructure Limited, Mumbai